# EXHIBIT 99.2

**Cleco Corporation**
2030 Donahue Ferry Road
PO Box 5000
Pineville, LA 71361-5000
Tel 318 484-7400
www.cleco.com

NEWS RELEASE

Investor Contacts:

| Cleco Corporation: | Analyst Inquiries: | Media Contact: |
|---|---|---|
| Ryan Gunter | Dresner Companies Services | Cleco Corporation |
| (318) 484-7724 | Kristine Walczak | Fran Phoenix |
| Shareholder Services: | (312) 780-7205 | (318) 484-7467 |
| Rodney Hamilton | | |
| (318) 484-7593 | | |

*For Immediate Release*

## Cleco Corp. CEO Mike Madison to Speak at EEI Financial Conference

**PINEVILLE, La., Oct. 31, 2007** –Mike Madison, president and CEO of Cleco Corp. (NYSE: CNL), will speak Tuesday, Nov. 6, 2007, at the 42nd Edison Electric Institute (EEI) Financial Conference in Lake Buena Vista**,** Fla.

Madison's presentation begins at 9 a.m. (Eastern Time) and will be webcast over the Internet on Cleco's Web site. To access the webcast, go to www.cleco.com, select "For Investors" and "CEO Mike Madison presentation to 42nd EEI Financial Conference." The presentation will be available for replay on Cleco's site for 30 days.

*EEI is the association of U.S. shareholder-owned electric companies, international affiliates, and industry associates worldwide.*

*Cleco Corp. is a regional energy company headquartered in Pineville, La. It operates a regulated electric utility company that serves 268,000 customers across Louisiana. Cleco also operates a wholesale energy business with approximately 1,350 megawatts of generating capacity. For more information about Cleco, visit www.cleco.com.*

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